SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 2, 2003

CORUS GROUP plc

(Translation of Registrant’s Name into English)

30 Millbank

London SW1P 4WY England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No X

(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No X

(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: April 2, 2003

By

 Theresa Robinson

Name: Mrs T Robinson

Group Secretariat Co-ordinator

Abridged Report 2002

Contents
2	Chairman’s statement
4	Review of the period
9	Directors’ report
10	Report on Remuneration
13	The Board
14	Consolidated profit and loss account
15	Consolidated balance sheet
16	Consolidated cash flow statement

Inside back cover

Reconciliation of net cash inflow/(outflow) to movement in net (debt)/funds and
Independent auditors’ statement to the members of Corus Group plc

Back cover

Shareholder information

This abridged report does not contain sufficient information to allow for a full understanding of the results of the Group and state of affairs of the Company or of the Group. For further information the full financial statements, the auditors’ statement on those accounts, the directors’ report and report on remuneration should be consulted. Should you wish to obtain a copy of the full Report & Accounts 2002, free of charge, or elect to receive these in future years, please write to the Company’s Registrars at the address shown on the back cover.

Return to contents page	1
Chairman’s statement

The underlying results for the Group for the year were marginally below the level of the previous year with a Group operating loss of £393m (2001: £377m), before taking into account exceptional items of £53m (2001: £8m). The net loss after tax and minority interests for the year amounted to £458m and, in the light of this result, the Board has decided not to recommend the payment of a dividend in respect of 2002.

While further progress was made in securing improvements in operational performance and efficiency, the absence of any real global economic recovery was the major factor which led to the poor results for the year. The trend through 2002 saw prices in Europe, Corus’ major market, fall sharply during the first quarter prior to some modest recovery in the second quarter and, subsequently, further increases during the second half. As a result, for the second half year the Group incurred an operating loss of £141m, before exceptional items, as compared with £252m in the first half, with an improvement of £124m in carbon steel being partially offset by a fall of £13m in the operating profit of aluminium.

At the end of the year, net debt amounted to £1,236m and gearing was reduced to 46%. Net proceeds from acquisitions and disposals amounted to £445m while ongoing cash flow demands amounted to £121m, giving a reduction in net debt of £324m in the year.

The year under review for Corus also proved to be very difficult and frustrating in other respects. The implementation of the Group’s strategy of focusing on its carbon steel operations began with the disposal of our stainless steel interests in AvestaPolarit, the completion of the sale of our 20% interest in the aluminium business of Aluminerie Alouette and progressing the sale of the Group’s remaining aluminium assets. There were also a number of smaller transactions including the acquisition of two downstream carbon steel operations, one in Sweden and the other in the UK. However, and despite the strong strategic rationale, discussions regarding the proposed merger between Corus and CSN in Brazil, announced in July, regrettably had to be terminated in November due to the deterioration of, and ongoing uncertainties in, the global business environment and financial markets.

The sale of our aluminium rolled products and extrusions businesses to Pechiney was agreed in principle in October for approximately £543m. The businesses are owned by Corus Nederland BV, and the sale was, inter alia, subject to the approval of that company’s Supervisory Board. In the event and despite the recommendation of the Management Board of Corus Nederland BV, the Supervisory Board was not willing to give its approval. Following an unsuccessful petition to the Court in Amsterdam for that decision to be set aside, the sale will not take place.

The decision of the Supervisory Board to reject the sale of the aluminium businesses was taken in the face of detailed proposals by Corus Group to meet the legitimate concerns that the Supervisory Board had expressed for the consequences of that sale for Corus Nederland BV. The Board views this outcome as extremely disappointing and is reviewing the implications of it on its carbon steel strategy and related funding plans.

The carbon steel strategy is focused on eliminating the Group’s losses which continue to emanate from the UK despite the steps that have been undertaken in recent years to reduce capacity and improve competitiveness. Unfortunately the progressive decline in UK manufacturing, coupled with the strength of sterling and increased penetration from steel imports, has undermined these initiatives. It is clear, however, that Corus’ UK losses have got to be reversed and this will inevitably lead to significant further capacity reductions and concentration of operations onto fewer sites. A review by the Board is currently in progress and an announcement will be made on its findings as soon as possible.

The proceeds of the aluminium sale would have provided the capacity to finance the measures needed to reduce capacity in the UK but, with the sale no longer proceeding, the Group will need to look afresh for finance from equity and debt providers, and from the sale of non-core assets. The timing and extent of further actions to be taken will be largely dependent upon the availability of such further financing. Discussions in respect to an extension of the existing banking facilities due to expire at the end of January 2004 were being pursued as part of the aluminium disposal process, and discussions also were taking place to replace these facilities for the medium term. As the sale is not proceeding, priority will now be given to agreeing a new three year facility from January 2004. The funding plans for the Group going forward are, therefore, an essential part of the current Board review.

Return to contents page	2

The Group faces the challenges of 2003 with a much more stable plant configuration following the resumption in January of a two blast furnace operation at Port Talbot, and there are no planned blast furnace outages. As to the market scene, the year has started as expected with subdued demand in the UK and flat demand in mainland Europe. However, despite this situation prices have improved for flat and long products, and the recent weakening of sterling against the Euro should bring some benefits in the UK.

The last eighteen months has seen a significant erosion of global equity prices. The market value of Corus, however, has been further eroded by the continuing loss making situation and refinancing concerns together with the difficulties encountered with the proposed merger with CSN and with the divestment of our aluminium business as outlined above. The Board and management are very conscious and concerned about this situation and are determined to take the necessary action to restore market confidence.

I am pleased to inform you that in April 2002 Dr Anthony Hayward joined the Board as a non-executive director. Dr Hayward is a main Board director of BP plc in charge of exploration and production. In the same month Mr Jim Leng who joined the Board in 2001 was appointed Deputy Chairman and senior non-executive director.

As has been announced already, in the light of the Company’s performance, the Board, including Mr A P Pedder, Chief Executive, concluded that a change of leadership was required. Mr Pedder tendered his resignation which was accepted with effect from 13 March 2003. The procedure for the recruitment of a new Chief Executive is underway.

Mr Stuart Pettifor, a main Board executive director, has been appointed Chief Operating Officer and will take responsibility for all operational matters. At the request of the Board I have agreed to defer my planned retirement and will now be full time Chairman until my successor is appointed.

Sir Brian Moffat

Return to contents page	3
Review of the period

For ease of understanding this review focuses on relevant twelve month periods and, therefore, the figures for 2000 are unaudited. The following terms are used throughout the review with the meaning shown in the definition given:

2002	12	months to 28 December 2002 (audited)
2001	12	months to 29 December 2001 (audited)
2000	12	months to 30 December 2000 (unaudited)
fifteen month period	15	months to 30 December 2000 (audited)

Performance in the period
Summary

Total Group turnover for the period was £7,188m (2001: £7,699m; 2000: £9,509m). Excluding the turnover of Avesta Sheffield in the comparative period of £80m, this was a reduction of 6% from 2001. This was due to a reduction in sales volumes in the carbon steel segment, particularly through distribution and further processing, and lower aluminium segment turnover linked to a decrease in LME (London Metal Exchange) prices for aluminium and lower primary aluminium deliveries.

Average revenue per tonne for the period of £332 was 1% lower than 2001 excluding stainless steel. However, the reduction was entirely related to the aluminium segment, which was affected by the fall in LME prices, with average revenue in the carbon steel segment showing little change.

The reduction in year on year turnover in 2002 followed a similar fall in 2001, which was 5% lower than 2000 excluding the effect of Avesta Sheffield, reflecting reductions in prices and sales volumes in the carbon steel segment of 2% and 9% respectively, partially offset by an increase of 6% in aluminium turnover.

The Group operating loss for 2002 was £446m (2001: £385m; 2000: £1,033m). The loss in the first half amounted to £207m, increasing to £239m in the second half. However, exceptional items in the operating result amounted to a net credit of £45m in the first half and a net charge of £98m in the second half. Excluding exceptional items the loss in the first half amounted to £252m, reducing to £141m in the second half, with a marked reduction in the loss arising in the carbon steel segment as European prices improved from their trough in the first quarter of 2002. The exceptional items in the first half mainly related to changes in cost estimates following the renegotiation and reappraisal of obligations for environmental and contractual liabilities for site closures, and for manpower productivity and restructuring programmes previously announced. In the second half the charge included accelerated depreciation of £89m to recognise an impairment to the value in use of fixed assets arising from the continuing losses and an impairment of goodwill of £20m in respect of the Group’s investment in Kienle & Spiess.

The operating loss in 2001 was £385m and in 2002 was £446m. However, the underlying operating loss before exceptional items and stainless steel was £380m in 2001 and £393m in 2002. This underlying increase was largely attributable to the aluminium segment, where operating profit was reduced by £27m due primarily to the lower LME price for aluminium, and increases in energy and employment costs. On the same basis, the carbon steel segment improved however by £14m as a reduction of 5% in turnover was offset by benefits of restructuring and ongoing efficiency programmes.

Operating losses for 2001 and 2000 included net charges of £8m and £1,018m respectively in connection with items of an exceptional nature, these being predominantly provisions for redundancy and related costs, accelerated depreciation and other rationalisation costs. The latter charge followed a strategic review by Corus of its UK carbon steel activities and restructuring measures subsequently announced on 1 February 2001. Excluding exceptional items and the effect of Avesta Sheffield, operating losses increased from £155m in 2000 to £380m in 2001. This underlying increase in the operating loss was due primarily to the reduction in turnover through price and sales volume falls in the carbon steel segment.

Operating costs in 2002 were £7,634m (2001: £8,084m; 2000: £10,542m) and included a net charge of £53m in respect of items of an exceptional nature (2001: £8m; 2000: £1,018m) and transaction costs of £23m, principally in respect of the intended aluminium sale and the terminated merger with CSN. The composition of the net charge in 2002 is explained above. Excluding exceptional items, operating costs reduced by 6% overall with carbon steel segment costs 5% lower in line with turnover and aluminium segment costs 10% lower compared with a turnover fall of 12%. As indicated above, aluminium costs were affected by increased energy and employment costs, the former affected by environmental levies.

Return to contents page	4

On 8 November 2001 an explosion occurred in no. 5 blast furnace at Port Talbot, regrettably killing three employees and injuring others. The explosion made the furnace inoperable and plans were announced on 16 January 2002 to rebuild it at an estimated cost of £75m. The rebuild and the consequential losses associated with the furnace being out of operation are the subject of an insurance claim. The operating costs for 2001 were not materially affected by the incident but, in 2002, significant additional costs have been incurred, particularly in purchasing slab as a substitute for output lost from the furnace. These costs have been in part offset by insurance settlements agreed to date. The rebuilt furnace was relit on 2 January 2003 and formally opened by HRH The Prince of Wales on 3 February 2003.

With effect from 22 January 2001 the stainless steel business Avesta Sheffield ceased to be a subsidiary of Corus and, from the same date, AvestaPolarit became an associated undertaking. The Corus share in AvestaPolarit was subsequently sold to Outokumpu on 1 July 2002. Consequently, in 2001 the share of results of joint ventures and associated undertakings increased sharply prior to falling in the second half of 2002 following the disposal of AvestaPolarit. The Corus share of results of joint ventures and associated undertakings amounted to a profit of £21m for the period (2001: £12m; 2000: £2m).

The profit on the disposal of fixed assets and of businesses, subsidiaries and associated undertakings amounted to £115m for the period (2001: £19m; 2000: £2m). The sale of the Corus share in AvestaPolarit resulted in a loss on disposal of £48m, including a goodwill transfer from reserves of £33m. Corus also sold its 20% interest in the Aluminerie Alouette aluminium smelter as part of the planned programme of disposal of its aluminium businesses in 2002, resulting in a profit on disposal of £60m. There was a profit of £96m on the disposal of fixed assets, which included £65m in respect of the ongoing insurance settlement related to the rebuilding of the Port Talbot no. 5 blast furnace.

The Group’s net interest payable in 2002 of £92m (2001: £103m; 2000: £100m) reflected the net debt of £1,236m at 28 December 2002 (2001: £1,560m; 2000: £1,676m). The interest reduction in 2002 was due to reduction in the amount of net debt with the proceeds from the sales of AvestaPolarit and Aluminerie Alouette, as well as the debtor securitisation programme put in place. The reduction in net debt during 2001 was attributable to the deconsolidation of Avesta Sheffield, excluding which there was an increase of £29m.

After net interest and the Group’s share of the results of joint ventures and associated undertakings, there was a loss before tax for the period of £404m (2001: £462m; 2000: £1,135m) and the loss per share was 14.65p (2001: 13.42p; 2000: 30.19p).

Capital expenditure amounted to £188m (2001: £166m; 2000: £308m) and included the expenditure on the Port Talbot no. 5 blast furnace referred to above. The UK accounted for 43%, the Netherlands 33%, the rest of Europe 20% and North America 4% of capital expenditure.

Carbon steel
Turnover, deliveries and prices

Turnover for the period was £6,231m compared with £6,534m in 2001. The reduction was due to a decrease in sales volumes of carbon steel products of 2% and a fall in distribution and further processing of 15%. Average revenue per tonne was £285 compared with £284 in 2001.

UK market

Corus deliveries to the UK market totalled 5.9mt, of which 5.4mt were in the Group’s main carbon and engineering steel finished products. The total for 2002 compared with 6.1mt in 2001. Estimated demand for the Group’s main carbon and engineering steel finished products at 10.7mt fell by 2% in 2002, having also fallen by 5% in 2001. The Group’s UK market share in 2002 remained unchanged at 50% (2001: 50%; 2000: 55%), although there was an improving trend through the year with market share at 52% in the second half.

Other European markets
Deliveries in and to mainland Europe amounted to 8.1mt in the period, representing an increase of 2% from 2001, in spite of the reduction in demand.
Other markets

Deliveries to markets outside Europe amounted to 2.6mt in the period, reduced from 2.8mt in 2001. This reflected Section 201 Safeguard measures in the USA and a deteriorating supply/demand balance towards the year end.

Return to contents page	5

Prices

Average revenue per tonne for the period amounted to £285 compared with £284 in 2001 following a reduction of 1% in 2001 compared with 2000. Average revenue in the first half amounted to £282 per tonne compared with £289 per tonne in the second half; the latter period benefiting from rising prices.

Stainless steel

As a result of the merger between Outokumpu Steel and Avesta Sheffield, creating AvestaPolarit, and the subsequent sale by Corus on 1 July 2002 of its stake in AvestaPolarit to Outokumpu, there was no stainless segment within the operating result.

Aluminium
Turnover, deliveries and prices

Turnover for the period was £957m compared with £1,085m in 2001, a decrease of 12%. This was closely linked to the decrease in LME prices for aluminium discussed below, together with lower aluminium trading activity by Corus.

Total deliveries reduced by 10% from 0.62mt in 2001 to 0.56mt in 2002, entirely associated with a reduced level of aluminium trading activity. In spite of a weak global and European economic environment, particularly in Germany, deliveries excluding trading activities remained unchanged from 2001 at 0.51mt. The global slowdown in the aircraft market had only a minor impact and was more than offset by an increase in sales volume of automotive products and of products for the heat exchanger industry. Extruded products deliveries reduced by 2%, with the market for industrial extrusions affected by the slowdown in the European economy, particularly Germany. This was partially offset by growth in the project business. Deliveries to external customers from the primary aluminium operations remained largely unchanged from 2001 at 0.09mt.

European markets
Deliveries to European markets amounted to 0.44mt in the period compared with 0.51mt in 2001, mainly due to lower trading activities.
Other markets
Deliveries to markets outside Europe amounted to 0.12mt in the period compared with 0.11mt in 2001.
Prices

Average revenue per tonne amounted to £1,708 compared with £1,747 for 2001, a decrease of only 2%, with the effect of reduced trading activities partially offsetting the significant decrease in the LME price of aluminium. Excluding trading activities, the average revenue per tonne in 2002 amounted to £1,790, a decrease of 7% from 2001. This decrease is mainly linked to the lower LME price for aluminium, partly offset by a movement towards higher added value products such as automotive body sheet. Pressure on margins was evident in most areas following the weak global economic situation in Europe and North America.

Operating costs

Operating costs were £936m compared with £1,027m in 2001. The reduction was due to the lower metal price and lower trading activity, which was partly offset by an increase in employment costs, including the effect of manning up a new continuous annealing line at Duffel.

People

Most regrettably two fatal accidents occurred across the Group in 2002, both at Scunthorpe. All serious accidents are cause for the greatest concern, and are thoroughly investigated and result in recommendations being made to prevent a recurrence. A thorough and wide-ranging internal enquiry has been conducted in connection with the blast furnace explosion at Port Talbot in November 2001, and the conclusions and recommendations are being considered by an internal Panel of Enquiry. The external enquiry was initially led by the police but is now conducted by the Health & Safety Executive and is expected to take some considerable time to conclude.

The Executive committee is leading the Group to improve safety performance and, during 2002, a reduction of 25% in serious accidents as measured by lost time injury frequency rates has been achieved. Over the coming years the Executive will continue to ensure that health and safety is treated as a priority issue by managers and employees at all sites.

At the end of December 2001 the number of employees in the Group was 52,700. This reduced to 50,900 at the end of December 2002. The net reduction of 1,800 reflected the continuation of the Group’s restructuring programme and productivity improvements.

Environment and the community

Care for the community is an essential element of the Group’s business and Corus continues to seek to reduce the effects of its production processes on the environment. Continuous process and product development give customers new, better, stronger and lighter products with improved environmental performance. Demonstrating this commitment Corus won, for the second successive year, a major commendation in the UK Business Commitment to the Environment Awards for 2002, with a new sealed sheet piling system called Hydrobarrier developed for use in the containment and management of contaminated land.

Return to contents page	6

From April 2001, the UK government imposed a tax on the business use of energy. Corus has signed a negotiated agreement with the UK government allowing Corus to claim an 80% reduction in the amount of such tax up to the end of 2002. To receive the 80% reduction for the 2003 and 2004 periods, Corus will have to prove that it met certain energy efficiency targets in the milestone year of 2002. The agreement allows for a variation of the already agreed 2002 and future targets if, in the milestone year, throughput falls below 90% of the level of 1999. This variation has been triggered for 2002 and negotiations continue with the UK government to ensure Corus can continue to receive the 80% reduction. The reduction is worth approximately £28m per annum to Corus.

Acquisitions and disposals

On 16 August 2002, Corus announced that it had agreed to sell its 20% interest in the Aluminerie Alouette smelter to Alcan for US$165m (approximately £107m) in cash. The transaction was completed on 17 September 2002. On 23 October 2002, Corus announced that it had agreed in principle to the sale of its Aluminium Rolled Products and Extrusions businesses to Pechiney SA for €861m (approximately £543m). However, the Supervisory Board of Corus Nederland BV decided on 10 March 2003 to reject the recommendation to proceed with the sale. This decision was upheld by the Enterprise Chamber of the Amsterdam Court of Appeal. Pechiney has been informed that Corus will not now proceed with the sale and, as a result, a break fee of €20m is payable to Pechiney.

On 1 July 2002 Corus announced the disposal of its 23.2% stake in AvestaPolarit Oyj Abp to Outokumpu Oyj for €6.55 per share in cash plus €25m in cash as consideration for the termination of the shareholders’ agreement between Corus and Outokumpu entered into in connection with the formation of AvestaPolarit in January 2001. The total proceeds amounted to approximately €555m (approximately £356m).

On 17 July 2002 Corus announced that its Board and that of Companhia Siderurgica Nacional (CSN) had reached agreement in principle on the terms of a proposed merger of the two companies. In spite of the strong strategic rationale for the merger as seen by Corus, the Board announced on 13 November 2002 that it had decided to terminate the proposed transaction. Ongoing uncertainties in the global business environment and the financial markets led the Board to conclude that the transaction could not be completed as envisaged in the foreseeable future.

Accounting policies

Preparation of financial statements includes the need to make assumptions and estimations. For the period under review, the most significant areas of judgement for Corus related to the basis of preparation of the financial statements (see below), tangible fixed assets, deferred tax and the value of provisions created in 2000 for redundancy, rationalisation and other related costs following the strategic review of UK carbon steel activities.

There have been no new UK standards issued by the Accounting Standards Board since the last Report & Accounts. However one standard, FRS 17 ‘Retirement Benefits’, was issued during November 2000.

The full requirements of FRS 17 do not need to be met until accounting periods beginning on or after 1 January 2005. The required transitional disclosures have, however, been made from the financial year 2001. The two principal pension schemes Corus operates remain in surplus, which will result in an additional asset being recognised under FRS 17. At 28 December 2002, Corus estimates this asset to be £68m after taking account of an estimated deferred tax liability of £20m.

Basis of preparation

In the twelve month period to 28 December 2002, the Group partly met its day to day working capital requirements through a syndicated revolving multi-currency loan facility (‘syndicated facility’). At 28 December 2002 this facility was €1,860m of which €455m was utilised. The facility was reduced following the period end, on 30 December 2002, by voluntary cancellation of €460m, of which €260m would have matured in January 2003 and €100m in March 2003. The facility now stands at €1,400m. This facility contains two financial covenants: that the Group gearing ratio (based on net tangible worth) should not exceed 75%; and, that net tangible worth should not be less than £2,500m. At 28 December 2002 net gearing was 46% and net tangible worth was £2,664m. This facility expires on 30 January 2004.

Return to contents page	7

On 23 October 2002 the Company announced that it had agreed in principle to the sale of its aluminium rolled products and extrusions businesses and that a definitive sale and purchase agreement would be entered into following completion of internal consultation, advice and approval processes. The Supervisory Board of Corus Nederland BV decided on 10 March 2003 to reject the recommendation to proceed with the sale, and a petition to the Enterprise Chamber of the Amsterdam Court of Appeal to set this decision aside was unsuccessful.

The Group’s future strategy is focused on eliminating the Group’s losses in the UK. This will inevitably lead to significant further capacity reductions and concentration of operations onto fewer sites. A review by the Board is currently in progress and an announcement on its findings will be made as soon as possible. It was intended that the proceeds of the sale of the aluminium businesses would provide the capacity to finance the measures needed in the UK. However, in the light of the failure to gain approval for the sale, the Group will need to look afresh for finance from equity and debt providers and from the proceeds of disposals of non-core assets. The timing and extent of the further actions to be taken will be largely dependent upon the availability of such further financing.

In parallel with the sale of aluminium, discussions were well advanced with the Group’s bankers on both an extension to the existing syndicated facility and a new three year facility. Discussions will now take place with the Group’s bankers on a new three year facility that will take into account the Group’s operational requirements based on its business plans, revised in the light of the sale of the aluminium businesses no longer taking place, and having regard to other financing and strategic options available to the Group. In the light of the information currently available, the directors believe that it should be possible to agree new facilities with the banks that are acceptable to the Company to be available before the existing facilities expire.

The financial statements have been prepared on a going concern basis, which assumes that the Group’s bankers continue their support by providing new facilities acceptable to the Group to replace the existing syndicated facilities. Should the banks not support the Group in this respect, adjustments would have to be made to reduce the balance sheet values of assets to their recoverable amounts, to provide for further liabilities that might arise and to reclassify fixed assets and long term liabilities as current assets and liabilities.

Whilst the directors presently cannot be certain as to the outcome of the matters mentioned above, they believe that it is appropriate for the financial statements to be prepared on a going concern basis.

Capital structure

As at 28 December 2002, the Group had £2,389m in committed borrowing facilities, of which £948m was unutilised. On 31 January 2001, Corus arranged a new €2,400m syndicated bank facility, which replaced a €1,500m syndicated facility of Corus and most of the committed bank facilities of the former Hoogovens Group.

On 11 January 2002, the Company issued €307m of 3% guaranteed unsubordinated bonds due 2007, convertible into shares of the Company. Funds from the bond issue amounting to approximately €300m were used to pay down and cancel part of the €2,400m bank facility described above.

Most of the proceeds of the debtor securitisation programme launched in April 2002 were used to pay down and cancel, to the extent of €240m, a further part of the €2,400m syndicated bank facility.

Return to contents page	8
Directors’ report
Review of the business

The principal activities of the Group are the manufacture and sale of steel and aluminium.

A review of the Group’s performance during the year, its prospects and future developments is given in the Review of the period on pages 4 to 8.

Post balance sheet events

On 30 December 2002 the Company reduced its main available bank facility by voluntary cancellation of €460m, of which €260m would have matured in January 2003 and €100m in March 2003. The facility now stands at €1,400m of which €455m was utilised as at 28 December 2002.

On 23 October 2002, Corus announced that it had agreed in principle to the sale of its Aluminium Rolled Products and Extrusions businesses to Pechiney SA for €861m (approximately £543m). It was intended that a definitive sale and purchase agreement would be entered into following completion of internal consultation, advice and approval processes. However, the Supervisory Board of Corus Nederland BV decided on 10 March 2003 to reject the recommendation to proceed with the sale. On 11 March 2003 Corus Group plc announced it would commence proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal to seek redress in respect of this decision. However, this request was unsuccessful and, as no appeal procedure is available to resolve the issue in time for the sale to proceed, Corus accepts the Court’s decision as final. Pechiney has been informed that Corus will not now proceed with the sale and as a result, a break fee of €20m is payable to Pechiney.

In the light of the Company’s performance, the Board including Mr Tony Pedder, Chief Executive, concluded that a change of leadership was required. Mr Pedder tendered his resignation on 13 March 2003 and this was accepted with immediate effect. The procedure for the recruitment of a new Chief Executive is underway. Mr Stuart Pettifor, a main Board executive director, was appointed Chief Operating Officer, taking responsibility for all operational matters. Sir Brian Moffat agreed to defer his planned retirement to become full time Chairman until his successor is appointed.

Results and dividend

The loss before taxation was £404m for the financial year ended 28 December 2002 (2001: £462m; 2000: £1,135m).

No dividend was paid during the year and the directors do not recommend the payment of any final dividend (total for 12 months ended 29 December 2001: nil; total for 15 months ended 30 December 2000: 1p).

Corporate governance

The way in which Corus applies the principals of the Combined Code on Corporate governance and its compliance with the Turnbull Report on internal controls are described in the full Report & Accounts.

The Board believes that during the period it has complied with the Principals of Good Governance and the provisions of the Code of Best Practice with the exception that the period of notice to be given for this year’s Annual General Meeting will be less than 20 working days.

Directors
The biographies of the current directors are shown on page 13. Changes in the composition of the Board are discussed in the Chairman’s statement.
Going concern

The financial statements have been prepared on a going concern basis since the directors are satisfied that the Company’s activities are sustainable for the foreseeable future. However, the Group currently has bank facilities in place only until 30 January 2004 and is in discussion with its bankers regarding a new three year facility. Further details are set out in Basis of preparation, within the Review of the period.

Return to contents page	9
Report on remuneration
Introduction

The summary Report on remuneration is an extract of information from the full Report on remuneration contained in the Report & Accounts 2002, a copy of which is available on request and can be viewed on the Company’s website www.corusgroup.com

The Report on remuneration will be put to the vote at the forthcoming Annual General Meeting.

Remuneration policy
Principles

The Group’s remuneration policy is formulated to attract and retain high calibre executives and to motivate them to develop the Company’s business successfully in each country where it operates. In order to achieve this, the executive remuneration policy is based on the following core principles:

•	Total rewards are designed to support the Company’s strategy and are set at levels that are competitive within the relevant market, taking each executive’s total remuneration package as a whole.
•	Incentive-based awards can only be earned through the achievement of demanding performance conditions consistent with the interests of the shareholders in the short, medium and longer term.
•	Incentive plans and performance metrics are structured to be robust throughout the business cycle.
•	The design of long term incentives is prudent and is designed to support the Company’s business strategies.
•	Total rewards are designed to maintain an appropriate balance between fixed and variable elements of compensation
Elements of remuneration

The committee considers each element of remuneration relative to the market and takes into account the performance of the Company and each individual executive director in recommending quantum and design. The committee is currently reviewing long term incentives and may consider appropriate alternative arrangements to be introduced following shareholder approval.

Basic salaries

Basic salaries are set on appointment by reference to independent advice on median salary levels for similar roles in other comparable international manufacturing companies and a job evaluation methodology is used to establish relevant benchmarks from external market data. They are then reviewed annually, taking account of individual performance and changes in the general market position.

With one exception there were no increases awarded at the annual review on 1 January 2002 reflecting the difficult trading conditions experienced by the Company. The exception was the salary of the Executive Director, Finance whose initial salary on appointment in 2001 was increased to reflect market levels.

Annual incentive scheme

An annual incentive scheme was introduced in 2000 based on the financial performance of the Company against a pre-determined profit target. This scheme, which is non-contractual, is capped at a maximumof 50% of annual basic salary. Bonuses are not included in pensionable earnings for executive directors. In the year to 28 December 2002, no bonuses were earned under this scheme.

The committee has reviewed this scheme and has decided to introduce with effect from 1 January 2003 a new annual bonus plan which will reflect performance against financial operating targets and personal operating objectives set annually by the committee for each participant. These will be suitably stretching. The bonus payable for 'good' performance will be 30% of salary, with a maximum potential bonus of 60% of salary for exceptional performance. The committee will reserve the right to cancel any bonus payments.

Any bonus payments payable in respect of 2003 and future years will be paid in two parts. One part, representing two-thirds of any bonus payment, will be paid in cash at the end of the financial year. The second part, representing one-third of any bonus payment, will be paid in shares which will be deferred for three years from the date of the cash payment and held in an employee benefit trust for the deferral period. If an executive leaves employment or is dismissed within the deferral period the shares will be forfeited. If termination is due to ill-health, disability, redundancy or retirement, there will be an immediate release of the shares. The committee retains overall discretion regarding the release of deferred shares.

Share option scheme

The executive share option scheme was approved by shareholders in September 1999. It provides for options to be granted to a number of participants, including executive directors and the Company Secretary, up to a maximum of four times salary at any one time. Options may be granted by the committee on the recommendation of the Chief Executive or the Chairman in the case of the Chief Executive. No options were granted during 2002. Options may be exercised after the elapse of three years and before the expiry of ten years from the date of grant, subject to meeting the performance criteria.

Return to contents page	10

This graph shows the performance of the Company against the performance of the FTSE 350 Index, chosen as representing a broad equity market index consisting of companies of comparable size to Corus Group plc.

All options granted under this scheme are subject to stretching performance measures relating to both Total Shareholder Return (‘TSR’) and a target relating to the return on shareholder funds. These performance criteria were chosen to reflect corporate performance relative to companies with similar characteristics and subject to similar market conditions, as well as to demonstrate the minimum return to shareholders required to justify the use of executive share options.

To meet the minimum TSR target, the Company must rank no lower than the median position when measured against a group of comparator companies. The minimum return on shareholder funds is 4% per annum (as stated in the accounts or otherwise confirmed by the Company’s auditors).

The performance period for both targets is any 36 month period commencing within four years of the start of the financial year in which the option is granted. The exercise period is seven years starting from the third anniversary of the date of grant. Once either target has been met for any 36 month period, there need not be any further testing of that target in respect of that particular grant of options.

For the purposes of calculating TSR, it is assumed that dividends are reinvested. TSR data is compiled by Towers Perrin and reported on quarterly. The committee may amend the composition of the comparator group if circumstances make this necessary (for example as a result of takeovers or mergers).

The committee retains overall discretion regarding the vesting of share options on cessation of employment.

Performance criteria remain in place during the participant’s employment, but cease to apply on retirement or redundancy.

Pensions

Pension and life insurance benefits reflect current practice in the UK and the Netherlands and are tailored to take account of historical obligations. Executive directors participate in relevant Group pension schemes either in the UK or the Netherlands.

Directors’ service contracts

The service contracts of all executive directors are subject to a maximum of one year’s notice on the part of the Company. These contracts are on a 12 month rolling basis and, therefore, the unexpired term is 12 months.

The contracts of executive directors contain a provision that sets out the compensation payable if the Company terminates the contract (other than for cause) or the executive resigns in circumstances where there has been a material adverse change in role, responsibilities or remuneration.

Non-executive directors

Non-executive directors’ fees, including additional fees for chairing Board committees, are reviewed bi-annually taking into account fees paid by comparable companies and the roles and responsibilities undertaken by the directors. These fees are determined by the executive directors.

Return to contents page	11
Non-executive directors do not have service contracts with the Company.
Loans to directors

There is outstanding an interest free loan from Corus Nederland BV to Mr M C van Veen which pre-dates the merger between Koninklijke Hoogovens and British Steel. This loan was in accordance with the practice within Hoogovens and was made at the time Mr van Veen relocated at the Company’s request. The Companies Act 1985 allows for subsisting loans from overseas subsidiaries in existence at the date of appointment to remain in place.

At the beginning of the year this loan amounted to €39,933 which was the highest amount outstanding during the year. During the year €908 was repaid, leaving a balance at the year end of €39,025. The loan is repayable by 2030.

There is another loan outstanding to a former director (2001: two former directors) which at 31 December 2002 amounted to €30,252 (2001: €75,826).

Pensions
UK
Mr Pedder, Mr Lloyd and Mr Pettifor are members of the British Steel Pension Scheme and of thesupplementary section for senior managers. This is a defined benefits scheme.
Netherlands
Mr H A M Vrins is a member of the Stichting Pensioenfonds Hoogovens pension scheme.

Executive directors’ emoluments
	Total
	12 months	12 months
	2002	2001
	£	£

A P Pedder	571,586	434,047
D M Lloyd	375,613	269,548
S I Pettifor	345,137	110,018
H A M Vrins	405,441	416,436
Former directors	–	386,199

	1,697,777	1,616,248

Non-executive directors’ emoluments
	Total
	12 months	12 months
	2002	2001
	£	£

Sir Brian Moffat	269,278	580,542
J W Leng	49,888	14,954
E A van Amerongen	32,549	18,207
A Hayward	20,808	–
R T Turner	29,081	27,000
M C van Veen	34,081	30,352
Former directors	36,604	140,900

	472,289	811,955

Notes:
(i)	Emoluments shown include basic salaries, fees, and taxable benefits.
(ii)	Sir Brian Moffat’s comparative emoluments include the period between December 2000 and August 2001 when he held the joint role of Chairman and Chief Executive.
(iii)	Directors’ aggregate emoluments were disclosed in the abridged accounts for 2001 as £2,593,367 of which £165,164 related to compensation for loss of office. No such compensation payment was made in 2002.
Sharesave options
	28 Dec	29 Dec
	2002	2001
	£	£

A P Pedder	21,561	21,561
D M Lloyd	13,016	13,016

	34,577	34,577

Executive share options
	28 Dec	29 Dec
	2002	2001
	£	£

Sir Brian Moffat	386,763	780,303
A P Pedder	1,303,926	1,303,926
D M Lloyd	678,024	678,024
S I Pettifor	680,746	680,746
H A M Vrins	686,200	686,200

	3,735,659	4,129,199

All options were granted at exercise prices higher than the market value at the year end and 13 March 2003.
Directors’ interests in shares
	28 Dec	29 Dec
	2002	2001
	No. of	No. of
	shares	shares

Sir Brian Moffat	250,764	250,764
J W Leng	–	–
A P Pedder	101,692	98,794
E A van Amerongen	–	–
A Hayward	13,193	2,000†
D M Lloyd	4,250	1,352
S I Pettifor	20,000	–
R T Turner	6,501	6,501
M C van Veen	13,101	13,101
H A M Vrins	6,478	6,478

	415,979	378,990

† Interest held in shares at date of appointment.

Return to contents page	12
The Board
Sir Brian Moffat OBE(b)(c)

Sir Brian Moffat (64) was appointed Chairman of Corus Group plc in 1999 on the merger of British Steel plc and Koninklijke Hoogovens NV. Between December 2000 and September 2001 he acted as Chairman and Chief Executive. He serves on the Nominations and Health, Safety and Environment committees. He joined British Steel in 1968 and held various senior positions before being appointed Managing Director, Finance in 1986, becoming Chief Executive in 1991 and Chairman in 1993. He relinquished the post of Chief Executive in 1999, but remained as part-time Chairman. He is currently a non-executive director and Deputy Chairman of HSBC Holdings plc and a Member of the Court of the Bank of England. He was previously a non-executive director of Delta plc (1994-1998) and Enterprise Oil plc (1995-2000).

Mr James W Leng(a)(c)(d)
Independent

Jim Leng (57) was appointed a non-executive director of Corus Group plc in June 2001 and deputy chairman and senior independent director in April 2002. He is Chairman of the Nominations and Audit committees and serves on the Remuneration committee. He is a non-executive director of Pilkington plc, of IMI plc and JPMorgan Fleming Mid Cap International Trust plc. He is also Chairman of the Laporte plc pension funds and a Governor of the National Institute of Economics and Social Research. He was the Chief Executive of Laporte plc from 1995 until June 2001 when the acquisition of the company by Degussa AG was completed.

Mr Eric van Amerongen(a)(b)(d)
Independent

Eric van Amerongen (49) was appointed a non-executive director of Corus Group plc in April 2001. He is chairman of the Remuneration committee and serves on the Audit and Health, Safety and Environment committees. He is non-executive Chairman of Lucent NL. He is Chief Executive Officer of both Swets & Zeitlinger NV and Swets Blackwell BV. Among others, he is Chairman of the Board of Trustees of Twente University in Enschede, The Netherlands, and a member of the Supervisory Board of CBR, Rijswijk, The Netherlands.

Dr Anthony Hayward (a)(b)
Independent

Tony Hayward (42) was appointed a non-executive director of Corus in April 2002. He serves on the Audit and Health, Safety and Environment committees. He is the Group Managing Director and Chief Executive of Exploration and Production for BP plc.

Mr David Lloyd
Executive Director

David Lloyd (39) was appointed Executive Director, Finance in February 2001, subsequent to becoming a member of the Executive committee in December 2000. He joined British Steel in 1985 and has held a number of senior financial positions within the Company. He was a non-executive director of AvestaPolarit Oyj Abp (2001-2002).

Mr Stuart Pettifor
Executive Director

Stuart Pettifor (57) was appointed an executive director of Corus Group plc in September 2001. He joined British Steel in 1963 and held a number of senior positions within the Company prior to becoming Chief Executive of Avesta Sheffield AB in 1997. Avesta Sheffield AB merged with Outokumpu Steel of Finland to form AvestaPolarit Oyj Abp in 2001 when he became Deputy Chief Executive Officer and President, Coil Products, of the new company.

Mr Richard Turner CMG OBE (a)(c)(d)
Independent

Richard Turner (60) was appointed a non-executive director of Corus Group plc in 1999 on the merger of British Steel plc and Koninklijke Hoogovens NV. He serves on the Audit, Nominations and Remuneration committees. He joined the Board of British Steel plc in 1994 and served on the Audit and Remuneration committees. He was Group Marketing Director of Rolls-Royce plc until his retirement in June 2002, and is a non-executive director of Senior plc and a member of the Board of British Trade International.

Mr Maarten van Veen(b)(c)(d)
Independent

Maarten van Veen (68) was appointed a non-executive director of Corus Group plc in 1999 on the merger of British Steel plc and Koninklijke Hoogovens NV. He is Chairman of the Health, Safety and Environment committee and serves on the Nominations and Remuneration committees. He joined the Board of Management of Koninklijke Hoogovens NV in 1978 and was appointed Chairman in 1993. He was appointed to the Supervisory Board in 1998 and was a member of the Nominations and Remuneration committees. He is a member of the Supervisory Boards of Koninklijke Volker Wessels Stevin NV (Chairman), ABN AMROHoldings NV and ABN AMRO Bank NV, Akzo Nobel NV and Imtech NV. He is Chairman of the Royal Concertgebouw Orchestra.

Mr Henk Vrins
Executive Director

Henk Vrins (58) was appointed an executive director of Corus Group plc in December 2000. He has been a member of the Executive committee since the merger of British Steel plc and Koninklijke Hoogovens NV. He joined Koninklijke Hoogovens NV in 1969 and became a member of the Board of Management in 1992. He is a non-executive director of the International Aluminium Institute.

Committee membership:
(a) Audit
(b) Health, Safety and Environment
(c) Nominations
(d) Remuneration

Return to contents page	13
Consolidated profit and loss account
	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
For the financial period ended 28 December 2002	£m	£m	£m	£m	£m

Turnover: group and share of joint ventures

	7,407	7,924	12,153	9,851	2,302
Less: share of joint ventures’ turnover	(219)	(225)	(455)	(342)	(113)

Group turnover

Continuing operations	7,188	7,619	9,952	8,042	1,910
Discontinued operations	–	80	1,746	1,467	279

	7,188	7,699	11,698	9,509	2,189

Operating costs before exceptional items	(7,581)	(8,076)	(11,821)	(9,524)	(2,297)
Rationalisation and impairment exceptional
items charged against operating costs	(53)	(8)	(1,033)	(1,018)	(15)

Total operating costs

	(7,634)	(8,084)	(12,854)	(10,542)	(2,312)

Group operating loss
Continuing operations	(446)	(388)	(1,306)	(1,171)	(135)
Discontinued operations	–	3	150	138	12

	(446)	(385)	(1,156)	(1,033)	(123)
Share of operating results of joint ventures
and associated undertakings:
Continuing operations	4	10	–	1	(1)
Discontinued operations	17	2	–	1	(1)

	21	12	–	2	(2)

Total operating loss	(425)	(373)	(1,156)	(1,031)	(125)
Profit on disposal of fixed assets	96	17	5	2	3
Profit on disposal of group undertakings	19	2	–	–	–

Loss on ordinary activities before interest

	(310)	(354)	(1,151)	(1,029)	(122)
Net interest and investment income:
Group	(92)	(103)	(118)	(100)	(18)
Joint ventures and associated undertakings	(2)	(5)	(6)	(6)	–

Loss on ordinary activities before taxation

	(404)	(462)	(1,275)	(1,135)	(140)
Taxation	(61)	43	286	246	40

Loss on ordinary activities after taxation

	(465)	(419)	(989)	(889)	(100)
Minority interests	7	–	(53)	(51)	(2)

Loss for the financial period

	(458)	(419)	(1,042)	(940)	(102)
Dividends	–	–	(31)	(31)	–

Loss retained for the financial period

	(458)	(419)	(1,073)	(971)	(102)

Basic loss per ordinary share

	(14.65)p	(13.42)p	(33.50)p	(30.19)p	(3.31)p

Diluted loss per ordinary share

	(14.65)p	(13.42)p	(33.50)p	(30.19)p	(3.31)p

There were no material acquisitions in the period.

Discontinued operations relate to the results of the Group’s associate investment in AvestaPolarit Oyj Abp and the previous subsidiary investment in Avesta Sheffield AB (publ).

Return to contents page	14
Consolidated balance sheet
	The Group

	28 Dec 2002	29 Dec 2001	30 Dec 2000
At 28 December 2002	£m	£m	£m

Fixed assets

Intangible assets	105	135	152
Tangible assets	2,871	3,064	3,763
Investments in joint ventures:
Share of gross assets	200	339	370
Share of gross liabilities	(116)	(211)	(228)
	84	128	142
Investments in associated undertakings	7	358	11
Other investments and loans	59	65	75
	150	551	228

	3,126	3,750	4,143

Current assets

Stocks	1,337	1,320	1,719
Debtors: amounts falling due after more than one year	457	468	378
Debtors: amounts falling due within one year	1,422	1,396	1,885
Less: securitisation of trade debtors	(181)	–	–
Net debtors falling due within one year	1,241	1,396	1,885
Short term investments	40	11	42
Cash at bank and in hand	230	173	231

	3,305	3,368	4,255
Creditors: amounts falling due within one year	(1,636)	(1,729)	(1,834)

Net current assets	1,669	1,639	2,421

Total assets less current liabilities	4,795	5,389	6,564

Convertible bonds	(309)	(109)	(115)
Other borrowings	(1,119)	(1,503)	(1,651)
Other creditors	(36)	(34)	(71)

Creditors: amounts falling due after more than one year	(1,464)	(1,646)	(1,837)
Provisions for liabilities and charges	(522)	(576)	(795)
Accruals and deferred income
Regional development and other grants	(40)	(46)	(57)

	2,769	3,121	3,875

Capital and reserves

Called up share capital	1,565	1,564	1,561
Share premium account	7	5	5
Statutory reserve	2,338	2,338	2,338
Other reserves	201	201	201
Profit and loss account	(1,389)	(1,047)	(610)

Shareholders’ funds – equity interests	2,722	3,061	3,495
Minority interests
Equity interests in subsidiary undertakings	47	60	380

	2,769	3,121	3,875

Sir Brian Moffat
D M Lloyd
14 March 2003
Notes
(i)	The summary financial statement is only a summary of information in the Company’s Report & Accounts.
(ii)	The auditors have issued an unqualified audit report on the annual accounts which contained no statement therein under S237(2) or S237(3) of the Companies Act 1985.
The audit report refers to a fundamental uncertainty in respect of the going concern basis described in the Review of the period.

Return to contents page	15
Consolidated cash flow statement
	12 months	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
For the financial period ended 28 December 2002	£m	£m	£m	£m	£m

Net cash inflow/(outflow) from operating activities

	41	172	100	316	(216)

Dividends from joint ventures and

associated undertakings	8	9	6	5	1

Returns on investments and servicing of finance

Interest and other dividends received	15	16	45	33	12
Interest paid	(97)	(124)	(132)	(127)	(5)
Issue costs of new loans	(4)	–	–	–	–
Interest element of finance lease rental payments	(1)	(2)	(6)	(4)	(2)
Dividends paid to minority shareholders in subsidiary undertakings	–	–	(19)	(19)	–

Net cash (outflow)/inflow from returns on investments

and servicing of finance	(87)	(110)	(112)	(117)	5

Taxation

UK corporation tax received/(paid)	2	5	57	71	(14)
Overseas tax (paid)/received	(16)	8	(14)	(29)	15

Tax (paid)/received

	(14)	13	43	42	1

Capital expenditure and financial investment

Purchase of tangible fixed assets	(176)	(167)	(410)	(320)	(90)
Sale of tangible fixed assets	112	37	44	32	12
Purchase of intangible fixed assets	(1)	–	–	–	–
Purchase of other fixed asset investments	(7)	(3)	–	–	–
Sale of other fixed asset investments	–	–	76	73	3
Loans to joint ventures and associated undertakings	–	–	(6)	(4)	(2)
Repayment of loans from joint ventures and associated undertakings	15	3	5	3	2

Net cash outflow from capital expenditure and financial investment	(57)	(130)	(291)	(216)	(75)

Acquisitions and disposals

Purchase of subsidiary undertakings and businesses	–	–	(286)	(106)	(180)
Net (overdraft)/cash acquired with subsidiary
undertakings and businesses	(5)	–	41	20	21
Investments in joint ventures and associated undertakings	(3)	(12)	(18)	(17)	(1)
Sale and exchange of businesses and subsidiary undertakings	2	52	4	2	2
Sale of joint ventures and associated undertakings	451	9	–	–	–

Net cash inflow/(outflow) from acquisitions and disposals	445	49	(259)	(101)	(158)

Equity dividends paid to shareholders	–	–	(31)	(31)	–

Net cash inflow/(outflow) before use of liquid resources and financing	336	3	(544)	(102)	(442)

Management of liquid resources
Net (purchase)/sale of short term investments	(28)	27	1,091	67	1,024

Net cash (outflow)/inflow from management of liquid resources	(28)	27	1,091	67	1,024

Financing
Issue of ordinary shares	3	–	11	11	–
Cash to shareholders	–	–	(689)	(3)	(686)
Share issue expenses	–	–	(6)	–	(6)

Cash inflow/(outflow) from issue of ordinary shares	3	–	(684)	8	(692)

New loans	231	282	339	226	113
Repayment of borrowings	(508)	(333)	(101)	(29)	(72)
New finance leases	25	–	–	–	–
Capital element of finance lease rental payment	(14)	(9)	(23)	(21)	(2)

(Decrease)/increase in debt	(266)	(60)	215	176	39

Net cash (outflow)/inflow from financing activities	(263)	(60)	(469)	184	(653)

Increase/(decrease) in cash in period	45	(30)	78	149	(71)

Return to contents page	16
Reconciliation of net cash inflow/(outflow) to movement in net (debt)/funds
	12 months to	12 months to	15 months to	12 months to	3 months to
	28 Dec 2002	29 Dec 2001	30 Dec 2000	30 Dec 2000	1 Jan 2000
				unaudited	unaudited
For the financial period ended 28 December 2002	£m	£m	£m	£m	£m

Increase/(decrease) in cash	45	(30)	78	149	(71)
Increase/(decrease) in liquid resources	28	(27)	(1,091)	(67)	(1,024)
Decrease/(increase) in debt	266	60	(215)	(176)	(39)
Issue costs of new loans	4	–	–	–	–

Change in net funds resulting from cash flows in period	343	3	(1,228)	(94)	(1,134)
Debt and liquid resources (acquired)/exchanged	(4)	103	(621)	(20)	(601)
Effect of foreign exchange rate changes	(24)	10	12	(4)	16
Other non cash changes	9	–	–	–	–

Movement in net funds in period	324	116	(1,837)	(118)	(1,719)
Net (debt)/funds at beginning of period	(1,560)	(1,676)	161	(1,558)	161

Net debt at end of period	(1,236)	(1,560)	(1,676)	(1,676)	(1,558)

Independent auditors’ statement to the members of Corus Group plc
We have examined the summary financial statement of Corus Group plc.
Respective responsibilities of directors and auditors

The directors are responsible for preparing the abridged report in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the abridged report with the annual financial statements, the directors’ report and the report on remuneration, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the abridged report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.
Fundamental uncertainty – going concern

Our report on the Corus Group plc annual financial statements contained an explanatory paragraph concerning a fundamental uncertainty on the going concern basis which has been used for the preparation of the financial statements. This basis assumes that the Group’s bankers continue their support by providing new facilities acceptable to the Group to replace the existing syndicated facilities and the Group’s continuing ability to comply with the terms of its banking arrangements. The financial statements do not include any adjustments that would result from a failure to obtain this support and funding. Details of the circumstances relating to this fundamental uncertainty are described in the review of the period, basis of preparation in the summary financial statement. Our opinion on the annual financial statements is not qualified in this respect.

Opinion

In our opinion the summary financial statement is consistent with the financial statements, the directors’ report and the report on remuneration of Corus Group plc for the period ended 28 December 2002 and complies with the applicable requirement of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
London
14 March 2003

Note

The maintenance and integrity of statutory and audited information on the Corus Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Return to contents page	17

www.corusgroup.com

Shareholder information
Share price information
The latest Corus share price is available from the Financial Times Cityline Service. Telephone: 0906 8433311

Annual Report and general enquiries

Copies of the full report, general information about the Group’s business and copies of the Environmental Brochure may be downloaded from the website or obtained free of charge from:

UK

The Secretary’s Office
Corus
30 Millbank
London SW1P 4WY
FREEPHONE 0800 484113

Netherlands

Secretariat Department
Corus
PO Box 10.000
1970 CA IJmuiden
The Netherlands
Telephone: +31 (0)251 49 19 52

Shareholder enquiries

Administrative enquiries concerning shareholdings should be directed to:

UK

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3961

Shareholders can obtain details of their shareholdings via a web-based enquiry service: www.shareview.co.uk. You will need your eight digit shareholder reference number.

US

The Bank of New York
ADR Department
101 Barclay Street
New York, NY 10286
Telephone: US: +1 (888) 269 2377
Outside US: +1 (610) 312 5315

Annual General Meeting

The 2003 Annual General Meeting of shareholders will be held at Congress Centre, Great Russell Street, London WC1B 3LS on 29 April 2003 at 11.00am.

Voting for overseas shareholders

ADR holders may instruct The Bank of New York as to how the ordinary shares represented by their ADRs should be voted by completing and returning the voting card in accordance with the instructions printed thereon.

Holders of shares traded on Euronext can request a proxy form from the ABN AMRO Servicedesk. Telephone: +31 (0)765 79 94 55

Dividend

No dividend was paid during 2002 and the Board has not recommended the payment of any final dividend.

Corus Group plc
30 Millbank
London
SW1P 4WY
United Kingdom
T +44 (0)20 7717 4444
F +44 (0)20 7717 4455

Registered in England No. 3811373

Designed and produced by Fishburn Hedges Printed by Pillans & Wilson Greenaway Ltd, a member of the ormolu group. 131364
This document has been printed on elemental chlorine free paper using pulp from renewable, farmed sources.